Exhibit d.3

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the __ day of _______, 2004, between Trend Trader, LLC (the “Adviser”) and Trend Trader Funds (the “Trust”) on behalf of the Trend Trader Action Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and extraordinary items, do not exceed the levels described below.

NOW, THEREFORE, the parties agree as follows:

1.

Fee Reduction/Reimbursement.  The Adviser agrees that it will reduce its compensation as provided for in the Investment Advisory Agreement between the Fund and the Adviser dated __________, 2004, and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and extraordinary items do not exceed 2.75% (on an annual basis) of the Investor Class’ average daily net assets.

2.

Fee Recovery.  Subject to approval by the Board of Trustees of the Trust, the Adviser shall be entitled to recover such amounts for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund, provided that the expense ratio in those future years is less than the limits specified herein and less than the limit in effect in those future years.

3.

Term.  This Agreement shall terminate on __________, 2005 unless extended by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

TREND TRADER, LLC

By:

Mark A. Seleznov, President

TREND TRADER FUNDS

on behalf of the Trend Trader Action Fund

By:

Mark A. Seleznov, Chief Executive Officer and

President